

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2024

Bennett Yankowitz
Chief Financial Officer
RocketFuel Blockchain, Inc.
201 Spear Street
Suite 1100
San Francisco, California 94105

> **Re: RocketFuel Blockchain, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2023**
> **Filed August 21, 2023**
> **Form 10-Q for the Quarterly Period Ended June 30, 2023**
> **Filed October 16, 2023**
> **File No. 033-17773-NY**

Dear Bennett Yankowitz:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2023

General

1. We note your response to prior comment 2 that you have no plans to issue any tokens. In your response to this letter, please provide us with your proposed revised disclosure for inclusion in future filings to reconcile your statement that you have no plans to issue any tokens with disclosure related to potential token-based financings and tokens that you may create and issue, as currently disclosed in your Form 10-K for the period ended March 31, 2023. Additionally, tell us why your website appears to solicit investors in a private sale of $Rpay Tokens. For instance, you state at https://rocketfuel.inc/token-ru/, "RocketFuel $Rpay token is now in private sale. Secure your private sale discount before the launch."

2. We note your response to prior comment 4 that you "have removed all references to the

$Rpay tokens from [y]our website," however, your website continues to contain live pages with the statements we previously referenced. By way of example, we refer you to the information published on https://rocketfuel.inc/token/ and https://rocketfuel.inc/token-ru/. As such, your response that you have no plans to have a token program or offer tokens for sale appears inconsistent with the information on your website and we reissue the comment. Please tell us your current plans regarding your token program so that we understand the statements on your website, including whether you have taken any other actions to develop, design, program or mint tokens. In this regard, describe the RocketFuel rewards program that is currently available for select merchants and tell us if and when it has been fully released. Additionally, supplementally provide us with your agreement with ACI to develop a loyalty program. Further, in future filings, please tell us the factors you will consider when determining whether to begin a token program and address the risks related to a token program.

Business
Our Growth Strategy, page 6

3.   We note your response to prior comment 6. In your response to this letter, please provide us with your proposed revised disclosure disclosing the date of your agreement with ACI to develop a loyalty program and the material terms and conditions thereof, including the term and termination provisions. Additionally, please tell us if this agreement is separate from your agreement with ACI to make your cryptocurrency payment solution available to its customers through their ACI portals and tell us how you considered Item 601(b)(10)(ii)(B) of Regulation S-K in determining whether to file this agreement as an exhibit to the Form 10-K.

4.   We note your response to prior comment 7 and reissue the comment. In your response to this letter, please provide us with your proposed revised disclosure for inclusion in future filings discussing the internal procedures and policies you will use to determine whether any tokens you issue and staking programs you offer are securities under Section 2(a)(1) of the Securities Act. Also provide proposed disclosure for inclusion in future filings addressing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding any regulatory body or court.

Risk Factors, page 7

5.   Refer to your response to prior comment 8. We note your proposed risk factor disclosure that the legal test for determining whether any given cryptocurrency is a security "evolves over time" and that the SEC's views in this area "have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution." Please revise to remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal

securities laws.

6.   Refer to your response to prior comment 8. We note your proposed risk factor disclosure that:
- The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security;
- With respect to all other cryptocurrencies there is currently no certainty under the applicable legal test that such assets are not securities; and
- The SEC does not intend to take the position that ether is a security in its current form.

Please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the legal tests are well-established by U.S. Supreme Court case law, the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws, and the reference to public statements about ether in its current form is inaccurate.

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page F-8

7.   We note your response to prior comment 11. Please address the following in your response and in future filings:
- Include a tabular presentation in MD&A of revenues by the four significant revenue sources listed in your response: (1) connection and implementation service fees to software platform, (2) software development licensing fee, (3) daily transactional fees of transactional revenue paid to merchants, and (4) gains from the spread between exchange rates on crypto ecommerce transactions.
- The amount of revenues from each source listed in your response does not appear to agree to the disclosure on page 25 of your MD&A. Please reconcile for us.

8.   We note that your response to prior comment 11 did not fully respond to our comment. Please tell us the following in your response and include in future filings as necessary:
- Your response refers to recognizing revenues on a gross basis but it appears that you may be recognizing revenues on a net basis. Tell us whether you only recognize the fees you charge to your customers for each transaction as revenues (net basis) or the entire amount of the transaction fee paid to the customer (gross basis) as revenues;
- Tell us the significant payment terms, including the form of consideration, when payment is typically due, whether the contract has a significant financing component, and whether the consideration amount is variable;
- For connection and implementation services, you disclose that revenue is recognized over the term specified in the contract with the merchant, which is primarily one year. Tell us how you determine the amount to allocate throughout the term of the agreement. Tell us the nature of the term of the contract and whether the term relates to the period that the merchant customer may access payment processing on your

platform;
- For software development, you disclose that revenue is recognized at the time each performance obligation set forth in the contract has been completed, in the amounts allocated to the completed obligation, and as all measurements and criteria for revenue recognition are satisfied. Tell us about how you determine your performance obligations under ASC 606, the time when your performance obligation is complete, and the amount to allocate to each performance obligation;
- For revenues from ongoing daily transactional fees derived as a negotiated percentage of the transactional revenues paid by your merchant customers, you disclose that revenue is recognized when each transaction occurs. Tell us the significant judgments you make in evaluating when your customers obtain control of promised goods or services for purposes of the timing of revenue recognition; and
- Tell us about your allocation of the total transaction price, including how you estimate standalone selling prices of promised goods or services and allocate discounts and variable consideration (if applicable). Specifically tell us how you determine the allocation of consideration between software development, connection, implementation, and transactions.

9. Further, in your response to comment 11, you told us to refer to your risk factor disclosure wherein you explain that you settle transactions in the U.S. via a third-party processor and use your Danish subsidiary for customers in Europe and other non-U.S. jurisdictions. Your response did not fully respond to the comment. Tell us in sufficient detail about your rights and obligations, as well as your exposure to losses. Specifically discuss the significant terms of your agreement with the third-party processor and discuss how you considered the processing performed by your Danish subsidiary. Tell us how you considered whether you have a safeguarding obligation and provide us a detailed analysis, including contextual citation to authoritative guidance, that supports your determination. This analysis should include how you considered the regulatory, technological and legal risks and loss exposure associated with safeguarding crypto assets.

Note 11. Commitments and Contingencies, page F-17

10. We acknowledge your response to comment 14. Tell us how you initially accounted for the issuance of the shares that were returned by Mr. Page including the nature and amount of any asset or expenses recognized. Tell us how you considered that initial transaction in your accounting. From your March 31, 2021 Form 10-K it appears that you may have issued the returned shares on June 27, 2018 as part of the acquisition of RocketFuel Blockchain Company ("RBC") by B4MC Gold Mines, Inc., a shell company.

Form 10-Q for the Quarterly Period Ended June 30, 2023

Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition, page 8

11.   While your responses to prior comments 10 and 12 told us that you would make disclosure changes in future filings, we did not note those disclosure changes in your June 30, 2023 Form 10-Q. Please revise future filings to disclose your revenue recognition policy for the gains from the spread between exchange rates on crypto ecommerce transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 17

12.   We note your disclosures on page 17 in MD&A. Please respond to the following and revise future filings accordingly:
   • As noted in response to prior comment 11, disclose the nature and amount of the significant components of your revenue for each period presented in tabular presentation, including: (1) connection and implementation fees, (2) software development license fees, (3) daily transaction fees, and (4) exchange fees from ecommerce transactions;
   • Your disclosure only refers to the three months ended June 30, 2023. Discuss any material changes in your revenues between comparable periods (i.e. the three months ended June 30, 2023 and 2022 in the June 30, 2023 10-Q). Refer to Item 303(c) of Regulation S-K; and
   • Quantify and discuss significant changes in volume or price.

13.   You disclose that research and development expenses were $0 for the three months ended June 30, 2023 primarily as a result of contract developers and payroll expenses being capitalized for development of and improvements to your blockchain technology software for payment processing. We note that capitalized software development costs did not increase from March 31, 2023 to June 30, 2023 per Note 4. Please tell us why you did not incur any research and development costs for the quarter.

14.   You disclose that general and administrative expenses for the three months ended June 30, 2023 were $915,072 as compared with $1,237,954 for the prior year period and the decrease is primarily a result of (i) less costs due to more streamlining of your payment software and payout processes and (ii) less fees paid for processing payments. Please tell us how you streamlined the process, how it reduced costs, and why you paid less fees for processing payments. Please make sure to include this level of granular detail in future filing disclosures.

Exhibits

15. Your responses to comment 18 of our March 15, 2023 letter and comment 16 of our September 1, 2023 letter told us that you would make the revisions in future filings. We note that the language in Exhibits 31.1 and 31.2 of your June 30, 2023 Form 10-Q is still not exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. For example, you changed the language in paragraph 4(d) to only refer to your fourth fiscal quarter and you exclude the reference to your consolidated subsidiaries in paragraph 4(a). Please revise future Form 10-Q's to provide the certifications required by Item 601(b)(31)(i) exactly as set forth therein.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Tillan at 202-551-3604 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets